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August 5, 2010

Via EDGAR and Federal Express
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Matthew Crispino

Re:Premier Alliance Group, Inc.
Registration Statement on Form S-3
Filed on July 6, 2010
Commission File No. 333-132282

Dear Mr. Crispino:

We acknowledge receipt of the letter of comment dated August 2, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Premier Alliance Group, Inc. and provide the following in response on the Company’s behalf.  Unless otherwise indicated, the page references below refer to the marked version of Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) filed on the date hereof.  The responses are numbered to coincide with the numbering of the comments in the Comment Letter.  Capitalized terms used herein and not separately defined have the meanings given to them in the Registration Statement.

Additional Shares The Company has added to the Registration Statement an additional 85,980 shares of common stock underlying Agent Warrants.  These shares were issued to Messrs. Francis Anderson and Cary Sucoff as commissions for the sale of Units.  Accordingly, we have revised the Calculation Table, Selling Stockholder Table and other applicable pages to note the additional shares.

Selling Stockholders

1.   Pursuant to the Staff’s comments, the Company has clearly presented by footnote the natural person(s) having sole voting and investment power over Rozsak Capital, LLP (Jeremy Rozsak), K&A Trust (Maxine Ganer), Cape One Master Fund Ltd. (Reid Drescher), and Equity Trust Company (the individual whose IRA is listed has sole voting and investment power over these shares).

2.   The Company has clarified on page 8 which Selling Stockholders are affiliates of broker dealers.

Incorporation by Reference

3.   The Company has revised the reference to a Form 8-K filed on June 30, 2010 to June 29, 2010.

Item 16.  Exhibits, page II-2

4.    The Company has filed its Exhibits as separate documents, rather than in the body of the Registration Statement.

Item 17.  Undertakings, page II-2

5.    The Company has removed the undertaking specified in Item 512(a)(6) as it does not apply to this offering.

Signatures, page II-4

6.   The Company has revised Mr. Elliott’s signature block to indicate he is the principal financial officer as well as the principal accounting officer.

Exhibit 5.1

7.   The legality opinion has been revised to cover New York and Nevada law.

The Staff is invited to contact the undersigned with any comments or questions it may have.  Thank you for your cooperation.

Very truly yours,

/s/ Michael H. Freedman